UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

February 13, 2004
Date of Report (Date of earliest event reported)



ROYAL GOLD, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-5664	84-0835164
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1660 Wynkoop Street, Suite 1000, Denver, CO	80202-1132
(Address of principal executive offices)	(Zip Code)

303-573-1660
(Registrant's telephone number, including area code)

Item 9.   Regulation FD Disclosure

The following information is furnished pursuant to Item 9 "Regulation FD Disclosure."

On February 13, 2004, Royal Gold, Inc. announced its second quarter dividend. The information contained in the press release dated February 13, 2004, regarding the Company's dividend is incorporated herein by reference and is filed as Exhibit 99.1 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Royal Gold, Inc.
(Registrant)

By: */s/ Karen Gross*
Name: Karen Gross
Title: Vice President & Corporate Secretary

Dated: February 13, 2004

INDEX TO EXHIBITS

Exhibit No.   Description

99.1   Press release dated February 13, 2004, "Royal Gold Announces Second Quarter Dividend."

Exhibit 99.1

1660 Wynkoop St., Suite 1000
Denver, Colorado 80202-1132
PHONE: 303 573-1660
FAX: 303 595-9385
EMAIL: royalgold@royalgold.com
www.royalgold.com



 ROYALGOLD,INC

FOR IMMEDIATE RELEASE: **FOR FURTHER INFORMATION CONTACT**:

Stanley Dempsey, Chairman and CEO
Karen Gross, Vice President & Corporate Secretary
(303) 573-1660

ROYAL GOLD ANNOUNCES SECOND QUARTER DIVIDEND

DENVER, COLORADO.   **FEBRUARY 13, 2004: ROYAL GOLD, INC. (NASDAQ:RGLD; TSX:RGL)** today announced that its Board of Directors has declared its second quarter dividend of US$0.0375 per share of common stock. The dividend is payable on April 16, 2004, to shareholders of record at the close of business on April 2, 2004. The Company has paid a dividend since 2000.

Royal Gold is a precious metals royalty company engaging in the acquisition and management of precious metals royalty interests. Royal Gold is publicly traded on the NASDAQ National Market System, under the symbol "RGLD" and on the Toronto Stock Exchange, under the symbol "RGL." The Company's web page is located at **www.royalgold.com.**

* * * E N D * * *